Exhibit 99.6

Disclosure of Transactions in Own Shares

Paris, October 13, 2025 – In accordance with the authorizations given by the shareholders’ general meeting on May 23, 2025, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from October 6 to October 10, 2025:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
06/10/2025	230,816	51.218356	11,822,016.06	XPAR
06/10/2025	109,142	51.222911	5,590,570.95	CEUX
06/10/2025	20,000	51.228806	1,024,576.12	TQEX
06/10/2025	20,000	51.220568	1,024,411.36	AQEU
07/10/2025	202,664	51.017289	10,339,367.86	XPAR
07/10/2025	129,270	51.016164	6,594,859.52	CEUX
07/10/2025	25,000	50.946690	1,273,667.25	TQEX
07/10/2025	25,000	50.948635	1,273,715.88	AQEU
08/10/2025	243,654	50.952741	12,414,839.16	XPAR
08/10/2025	100,000	50.944088	5,094,408.80	CEUX
08/10/2025	20,000	50.940291	1,018,805.82	TQEX
08/10/2025	20,000	50.945263	1,018,905.26	AQEU
09/10/2025	210,922	51.406950	10,842,856.71	XPAR
09/10/2025	120,000	51.361989	6,163,438.68	CEUX
09/10/2025	25,000	51.351347	1,283,783.68	TQEX
09/10/2025	25,000	51.352475	1,283,811.88	AQEU
10/10/2025	212,932	50.651669	10,785,361.18	XPAR
10/10/2025	125,000	50.631738	6,328,967.25	CEUX
10/10/2025	25,000	50.648485	1,266,212.13	TQEX
10/10/2025	25,000	50.644525	1,266,113.13	AQEU
Total	1,914,400	51.039850	97,710,688.65

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l mailto:presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com

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Disclaimer:

The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

This document may contain forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

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Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors – U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at the Company website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.